

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 15, 2009

Mr. Alan T. Ennis
Executive Vice President and CFO, Revlon, Inc.
237 Park Avenue
New York, NY 10017

Re: **Revlon, Inc.**
           Revlon Consumer Products Corporation
           Form 10-K for the year ended December 31, 2008
           Definitive Proxy Statement Filed April 21, 2009
           File Nos. 1-11178; 033-59650

Dear Mr. Ennis:

        We have reviewed your filings and have the following comments. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Financial Condition, Liquidity and Capital Resources, page 36

1. We note your disclosure beginning on page F-29 regarding your 9 ½% Senior Notes due 2011. Please enhance your liquidity discussion in future filings to include the material terms and provisions of these obligations. Additionally, we note that these notes contain certain covenants. Please confirm for us that you were in compliance with these covenants at the end of the period presented (including the most recent fiscal quarter end) and if it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

December 2006 – Credit Agreement Refinancing, page 37

2. We note that you are obligated to comply with certain financial covenants included in your Credit Agreement and that you were in compliance with these covenants at December 31, 2008. If it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date.

Item 15. Exhibits and Financial Statement Schedules, page 62

3. We note that you do not appear to have publically filed all of the schedules and exhibits to your credit agreement, as amended (Exhibits 4.1 to 4.5), and your term loan agreement (Exhibit 4.8). Please file complete versions of both agreements, as amended to date, including all of their schedules and exhibits, with your next periodic report or, if you prefer, a current report on Form 8-K.

Notes to Consolidated Financial Statements

7. Accrued Expenses and Other, page F-21

4. In future filings please provide a roll forward of your Sales Return Allowance.

Definitive Proxy Statement Filed April 21, 2009

Compensation Discussion and Analysis, page 14
General

5. Throughout your compensation discussion and analysis disclosure, you qualify statements with the word "generally" or similar qualifiers. While it is acceptable to use general statements to provide context or background, please note that the focus of your compensation discussion and analysis disclosure should be on the specific actions relating to the compensation awarded to your named executive officers for the applicable year. Please keep this focus in mind when preparing future filings and try to limit your use of general statements accordingly.

Market References, page 15

6. With a view towards future disclosure, please provide us with the names of all the companies in the Comparison Group for 2008. Your existing disclosure suggests that, in addition to the eight companies you have named on page 15, there are additional consumer products companies and companies outside of the consumer products field that were part of the 2008 Comparison Group. In addition, several times throughout your compensation discussion and analysis disclosure you indicate that you target total compensation against "competitive benchmark norms" (e.g., see pages 14 and 15). With a view towards future disclosure, please tell us what you mean by "competitive benchmark norms." If you mean that you target a particular percentile within the Comparison Group, please clarify this point. Finally, you should disclose in future filings where actual compensation fell with respect to any targeted benchmarks.

<u>Annual Cash Bonus — Executive Bonus Plan, page 16</u>

7. With a view towards future disclosure, please provide us with the 2008 individual
    performance objectives for each of your named executive officers. In addition, please
    provide us with a materially complete discussion and analysis of the committee's overall
    evaluation of how each named executive officer performed with respect to satisfying his
    individual performance objectives. This discussion and analysis should be reasonably
    detailed and should show the correlation between each officer's performance and the
    committee's award decision. Finally, to the extent this same performance influenced the
    committee's decisions with respect to salary increases and any other material elements of
    compensation, please note this in your response and prepare future disclosures
    accordingly.

<u>Summary Compensation Table, page 21</u>

8. Please tell us why you decided to use the "Bonus" column for the awards reported therein
    rather than the "Non-Equity Incentive Plan Compensation" column. In this regard, we
    note your disclosure on page 16 that the awards "are designed to reward the achievement
    of specific business objectives approved by the Compensation Committee in the
    beginning of or immediately preceding each calendar year. These objectives are generally
    tied to the Company's financial performance and achievement of its business strategy,
    including, without limitation, EBITDA and cash flow targets and organizational
    capability and development objectives." Please refer to the definitions in Item 402(a)(6)
    of Regulation S-K.

<u>Employment Agreements and Payments Upon Termination and Change of Control, page 23</u>

9. In future filings, please disclose the total aggregate dollar amounts of the estimated
    termination benefits and the estimated change of control benefits payable to your named
    executive officers.

    As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. Please provide us with a
supplemental response letter that keys your responses to our comments and provides any
requested supplemental information. Detailed letters greatly facilitate our review. Please file
your supplemental response on EDGAR as a correspondence file. Please understand that we
may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Errol Sanderson, Financial Analyst, at (202) 551-3711, Dieter King, Attorney, at (202) 551-3728, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant